

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Bruce Hausmann
Vice President and Chief Financial Officer
Interface Inc
1280 West Peachtree Street
Atlanta Georgia 30309

> **Re: Interface Inc**
> **Form 10-K for the Fiscal Year Ended January 2, 2022**
> **Filed March 2, 2022**
> **File No. 001-33994**

Dear Mr. Hausmann:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing